Exhibit 99.1

I-Mab Appoints Gigi Feng as Vice President and Global Head of Corporate Communications

SHANGHAI, China and ROCKVILLE, MD., -- March 23, 2020 -- (GLOBE NEWSWIRE) — I-Mab (the “Company”) (Nasdaq: IMAB), a clinical stage biopharmaceutical company committed to the discovery, development and commercialization of novel or highly differentiated biologics to treat diseases with significant unmet medical needs, today announced the appointment of Gigi Feng as Vice President, Global Head of Corporate Communications, effective April 20th, 2020. Reporting to I-Mab’s Board of Directors, Feng will oversee all communications across I-Mab, partnering with the executive team to communicate the Company’s strategic narrative, R&D innovation, external collaborations and more.

“We are very excited at the prospect of Gigi leading our domestic and global communications efforts as we are growing rapidly towards a fully integrated global biopharma. Gigi is a talented communications leader and brings to the Company a wealth of global experience across the healthcare sector, which will be key to building I-Mab’s capability to effectively communicate with various key stakeholders, including media, business partners, health professionals and regulators,” said Dr. Jingwu Zang, I-Mab Founder and Honorary Chairman of the Board.

“I’m honored to join Dr. Zang and his team at this critical time when the need for medical innovation is more urgent and important than ever before,” said Feng. “As a China-based global company at the leading edge of innovation and biotechnology, I-Mab is in a position to make a positive global impact. The entire team at I-Mab has an unwavering commitment to bringing best-in-class and first-in-class medicines to patients in need. I am proud to be part of the team.”

Feng most recently served as Amgen’s Japan Asia Pacific regional head of Corporate Affairs, where she led communications efforts including executive communications, media relations, employee engagement and philanthropy to build the Amgen brand across 14 markets in the Asia Pacific region. Before joining Amgen, Feng held a series of communications leadership roles at Sanofi, where she positioned the company as a scientific partner of choice. Prior to Sanofi, she led the strategic communications group at APCO Worldwide in Shanghai, an international public affairs and strategic communications consultancy, with a focus on the healthcare and consumer sectors. She also worked at the U.S. Consulate General in Shanghai, where she managed Consulate-wide communications and large-scale events.

Feng graduated from Cornell University with a B.A. in Government and Asian Studies. She also completed an executive education program in business strategy at the Harvard Business School.

About I-Mab

I-Mab (Nasdaq: IMAB) is a dynamic, global biotech company exclusively focused on developing biologics of novel or highly differentiated in the therapeutic areas of immuno-oncology and autoimmune diseases. Company’s mission is to bring transformational medicines to patients through innovation. I-Mab’s innovative pipeline of more than 10 clinical and pre-clinical stage drug candidates is driven by the Company’s Fast-to-PoC (Proof-of-Concept) and Fast-to-Market development strategies through internal R&D and global partnerships. The Company is on track to become a fully integrated end-to-end global biopharmaceutical company with cutting-edge discovery platforms, proven preclinical and clinical development expertise, and world-class GMP manufacturing capabilities. I-Mab has offices in China and the United States. For more information, please visit http://ir.i-mabbiopharma.com/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about I-Mab’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in I-Mab’s filings with the SEC. All information provided in this press release is as of the date of this press release, and I-Mab does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

I-Mab
Jielun Zhu, CFO
E-mail: jielun.zhu@i-mabbiopharma.com
Office line: +86 21 6057 8000

Investor Inquiries:

Burns McClellan, Inc. (Americas and Europe)
Steve Klass
E-mail: sklass@burnsmc.com
Office line: +1 212 213 0006

The Piacente Group, Inc. (Asia)
Emilie Wu
E-mail: emilie@thepiacentegroup.com
Office line: + 86 21 6039 8363

Media Inquiries (Americas and Europe):

Burns McClellan, Inc.
Ryo Imai / Robert Flamm, Ph.D.
E-mail: rimai@burnsmc.com / rflamm@burnsmc.com
Office line: +1 212 213 0006

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